Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Medical Editors:
    PreMD Provides Update on 510(k) Application for PREVU(x) POC

    TORONTO, Sept. 6 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that it has received questions from the U.S.
Food and Drug Administration (FDA) regarding its 510(k) application for an expanded regulatory claim for its POC skin cholesterol test. PreMD submitted the 510(k) application to the FDA in June 2007. The submission seeks to obtain broader clearance in the assessment of cardiovascular disease risk in individuals without known disease. PreMD believes the specific matters raised by the FDA are fully addressable and the Company plans to submit a response within the alloted timeline of 30 days.
    "Receiving questions from the FDA is a common part of the regulatory process," said Brent Norton, president and chief executive officer of PreMD.
"Based on our current information and analysis, we plan to provide the FDA with the information they requested within 30 days. We are confident that we are on the path towards expanded regulatory clearance."

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test, to be marketed and distributed by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For more information about PREVU(x), please visit www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 14:00e 06-SEP-07